SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, May 12, 2021 - Braskem S.A. (“Braskem” or “Company”), in compliance with Official Letter 7/2020-CVM/SEP, informs its shareholders and the market in general about the participation of Company executives in the following online event for the general public:

Conference call ESG Day

Participants: Roberto Simões (CEO), Pedro Freitas (CFO), Rosana Avolio (Investor Relations Director) and Jorge Soto (Sustainable Development Director)

Date: May 17, 2021 (Monday)

Schedule: 10:30 a.m. (Brasília) / 9:30 a.m. (US ET)

Link (Portuguese): https://webcastlite.mziq.com/cover.html?webcastId=cab75630-6353-49c5-bdad-5500d879286a

Link (Simultaneous translation to english): https://webcastlite.mziq.com/cover.html?webcastId=16deb456-6d9b-44bf-91b7-98bd212a69a7

Topics to be discussed: Reinforce Braskem's track record on ESG, present Braskem's main deliveries in recent years (macro objectives 2020) and present macro objectives 2030 and its main KPIs

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

DISCLAIMER ON FUTURE STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings, as well as of COVID-19 on the Company's business, financial condition and operating results. The words "forecasts", "believes", "estimates", "expects", "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal procedures and the unprecedented impact of the COVID-19 pandemic on businesses, employees, service providers, shareholders, investors and other stakeholders Company can cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.